

August 17, 2023

Martin Shen
Chief Executive Officer
FingerMotion, Inc.
111 Somerset Road
Level 3, Singapore 238164

> **Re: FingerMotion, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2022**
> **File No. 001-41187**

Dear Martin Shen:

We have limited our review of your filing to the submission and/or disclosures as required by Item 9C of Form 10-K and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2022

Item 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections, page 53

1. We note that during your fiscal year 2022 you were identified by the Commission pursuant to Section 104(i)(2)(A) of the Sarbanes-Oxley Act of 2002 (15 U.S.C. 7214(i)(2)(A)) as having retained, for the preparation of the audit report on your financial statements included in the Form 10-K, a registered public accounting firm that has a branch or office that is located in a foreign jurisdiction (or in Hong Kong in your case) and that the Public Company Accounting Oversight Board had determined it is unable to inspect or investigate completely because of a position taken by an authority in the foreign jurisdiction. Please provide the documentation required by Item 9C(a) of Form 10-K in the EDGAR submission form "SPDSCL-HFCAA-GOV" or tell us why you are not required to do so. Refer to the Staff Statement on the Holding Foreign Companies Accountable Act and the Consolidated Appropriations Act, 2023, available on our website at https://www.sec.gov/corpfin/announcement/statement-hfcaa-040623.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of

action by the staff.

  Please contact Austin Pattan at (202) 551-6756 or Andrew Mew at (202) 551-3377 with any questions.

               Sincerely,

               Division of Corporation Finance
               Disclosure Review Program

cc: Michael Shannon